UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-34999

OSSEN INNOVATION CO., LTD.

(Translation of registrant’s name into English)

518 SHANGCHENG ROAD, FLOOR 17

SHANGHAI, CHINA 200120

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

Ossen Innovation Co. Ltd. (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) effective April 14, 2021 and that the Company has appointed WWC, P.C. (the “Successor Auditor”) as successor auditor of the Company effective April 14, 2021 and for the fiscal year ended December 31, 2020.

In connection therewith, the Company provides that:

1. the dismissal of BDO and the appointment of the Successor Auditor have been considered and approved by the Company's audit committee and board of directors;

2. The audit report of BDO on the financial statements of the Company as of and for the years ended December 31, 2019 and 2018 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

3. There were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of BDO’s engagement up to the date of dismissal which disagreements that, if not resolved to BDO’s satisfaction, would have caused BDO to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A)-(D) of Form 20-F occurred within the two fiscal years of the Company ended December 31, 2019 and 2018 and subsequently up to the date of dismissal.

The Company provided BDO with a copy of this Form 6-K and requested that BDO provides the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of BDO’s letter is furnished as Exhibit 16.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditor, neither the Company nor anyone on its behalf has consulted with the Successor Auditor on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2020 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSSEN INNOVATION CO., LTD.
Date: April 14, 2021

	By:	/s/ Wei Hua
Name: Wei Hua
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
16.1	Letter from BDO China Shu Lun Pan Certified Public Accountants LLP, dated April 14, 2021
99.1	Press Release